SECUR 09059572 SSION

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SEC FILE NUMBER
8 - 67167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio **(212) 490-3113**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Perella Weinberg Partners LP
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2009

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$71,917,681
Investment advisory fees receivable	10,127,908
Rebillable expenses	429,132
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $2,378)	76,834
Other assets	475,749
Total assets	$83,027,304
Liabilities and partners' capital	
Accrued employee compensation	$49,027,778
Administrative fee payable	12,561,787
Due to affiliate	820,264
Unincorporated business tax payable	1,296,000
Accrued expenses	330,904
Accounts payable	785,201
Total liabilities	64,821,934
Partners' capital	18,205,370
Total liabilities and partners' capital	$83,027,304

The accompanying notes are an integral part of the statement of financial condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2008

1. Organization

Perella Weinberg Partners LP (the "Partnership"), formerly known as PadCo Advisors L.P., registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides corporate advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

Terms not otherwise defined herein are defined in the Agreement.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as overnight time deposits and investments in short-term, highly liquid instruments with original maturities of less than 90 days. At December 31 2008, the Partnership held cash and cash equivalents of $71,917,681 in its bank accounts.

Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

2. Summary of Significant Accounting Policies (continued)

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.)

As of December 31, 2008, included in cash and cash equivalents, are $51,816,259 of investments in money market funds that meet the Level 1 definition. The Partnership has not identified any Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments,* approximates the carrying amounts presented on the Statement of Financial Condition.

Fixed Assets

Fixed assets and leasehold improvements are stated at cost and depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

PWP Group provides certain administrative services to the Partnership on an on-going basis. Such administrative services include rent and occupancy, personnel, fixed assets, equipment technology and administrative support. The Partnership compensates PWP Group for its portion of the administrative services based on PWP Group's allocation methodologies. The allocation methodologies utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. At December 31, 2008, the Partnership had $820,264 payable to PWP Group related to allocated charges of direct costs.

At December 31, 2008, the Partnership had $12,561,787 payable to PWP Group related to indirect charges from PWP Group for administrative support services provided to the Partnership.

4. Income Taxes

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the financial statements since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York unincorporated business tax.

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership computes its net capital requirements under the aggregate indebtedness method specified in Rule 15c3-1. Under this method, the Partnership is required to maintain net capital in excess of the greater of 6⅔% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Partnership had net capital of $6,059,422, which was $1,737,960 in excess of required minimum net capital of $4,321,462.

At December 31, 2008, the Partnership's percentage of aggregated indebtedness to net capital was 1070%.

6. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, length of service, and employment date. The Partnership contributes 100% of each participant's pre-tax contributions, subject to a maximum of 6% of the participant's eligible compensation. In 2008, participants could contribute up to a maximum of $15,500 with an additional $5,000 catch-up contribution for employees over 50 years old.

7. Commitments and Contingencies

In the normal course of its business, PWP Group and the Partnership could potentially be named as defendants in a number of lawsuits and other legal proceedings. At December 31, 2008, the Partnership is not aware of any such pending or threatened proceedings.

7. Commitments and Contingencies (continued)

On November 19, 2008, the Partnership entered into operating lease for office space in San Francisco, California that expires on March 31, 2012. The lease is subject to an escalation clause covering operating expenses and real estate taxes. At December 31, 2008, future minimum lease payments under the operating lease consist of the following:

Year ending:	Minimum Rental
2009	$189,792
2010	189,792
2011	189,792
2012	47,448
	$616,824

8. Concentration of Credit Risk

At December 31, 2008, the Partnership's cash and cash equivalents were held at one major financial institution at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2008, approximately $5.7 million in advisory fees receivable is concentrated with three clients (of which $2.5 million was received during 2009). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

9. Subsequent Events

Through February 25, 2009, the Partnership collected approximately $6.2 million of advisory fees and rebillable expenses that were receivable as of December 31, 2008.